Exhibit (a)(5)(G)

Apollo Successfully Completes Tender Offer For Shares of Parallel Petroleum Corporation and

Announces Subsequent Offering Period

New York, New York, October 23, 2009—Parallel Petroleum Corporation (“Parallel”), PLLL Acquisition Co. and PLLL Holdings, LLC, entities formed for the purpose of acquiring Parallel Petroleum Corporation (NASDAQ: PLLL) and wholly owned subsidiaries of an affiliate of Apollo Global Management, LLC, today announced the completion of the tender offer for all of the outstanding shares of common stock of Parallel, including the associated preferred stock purchase rights (collectively, the “Shares”).

The initial offering period and withdrawal rights expired at 12:00 midnight, New York City time, on Thursday, October 22, 2009. Computershare Trust Company, N.A., the disbursing agent for the tender offer, has advised that a total of approximately 35,244,824 Shares were validly tendered and not withdrawn (including approximately 802,359 Shares subject to guaranteed delivery) prior to the expiration of the initial offering period, representing approximately 84.62% of the outstanding Shares. In accordance with the terms of the tender offer, PLLL Acquisition Co. accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the tender offer, and payment for such Shares will be made promptly in accordance with the terms of the tender offer.

PLLL Acquisition Co. and PLLL Holdings, LLC announced today that they would make available a subsequent offering period commencing immediately and expiring on Thursday, October 29, 2009 at 5:00 p.m., New York City time for all the Shares not tendered into the offer prior to the initial expiration date. During the subsequent offering period, PLLL Acquisition Co. will accept for payment and promptly pay for the Shares as they are tendered. Stockholders who tender Shares during such period will receive the same $3.15 per Share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offer period may not be withdrawn.

During the subsequent offer period, Parallel may issue Shares to PLLL Holdings, LLC at a price of $3.15 per share in accordance with the terms of the merger agreement by and among PLLL Acquisition Co., PLLL Holdings, LLC and Parallel, dated as of September 15, 2009 (as amended, the “Merger Agreement”). These Shares, when added to the number of Shares owned by PLLL Acquisition Co. as a result of the initial offer period and the subsequent offer period, may result in PLLL Acquisition Co. owning more than 90% of the number of shares of Parallel common stock then outstanding. In such case, PLLL Holdings, LLC and Parallel would effect the merger in accordance with the short-form merger provisions of the Delaware General Corporate Law, without prior notice to, or any action by, any Parallel stockholder.

PLLL Acquisition Co. and PLLL Holdings, LLC reserve the right to extend the subsequent offering period in accordance with applicable law and the terms of the Merger Agreement. After expiration of the subsequent offering period, PLLL Acquisition Co. will acquire all of the remaining outstanding Shares by means of a merger under Delaware law. As a result of the purchase of Shares in the tender offer, PLLL Holdings, LLC has sufficient voting power to approve the merger without the affirmative vote of any other Parallel stockholder. In the merger, each Share not previously purchased in the tender offer will be converted, subject to appraisal rights, into the right to receive the same $3.15 per Share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer. After the merger, Parallel will be a wholly owned subsidiary of PLLL Holdings, LLC and Parallel’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion as of June 30, 2009 in private equity and credit-oriented capital markets funds invested across a core group of industries where Apollo has considerable knowledge and resources.

About Parallel Petroleum Corporation

Parallel Petroleum Corporation is an independent energy company headquartered in Midland, Texas, engaged in the exploitation, development, acquisition and production of oil and gas using 3-D seismic technology and advanced drilling, completion and recovery techniques. Parallel’s primary areas of operation are the Permian Basin of West Texas and New Mexico, North Texas Barnett Shale, Onshore Gulf Coast of South Texas, East Texas and Utah/Colorado. Additional information on Parallel is available via the internet at www.plll.com.

Contact Information

Sard Verbinnen & Co.

Jonathan Gasthalter, 212-687-8080

or

Parallel Petroleum Corporation

Cindy Thomason, 432-684-3727

Manager of Investor Relations

cindyt@plll.com